Exhibit 99.1

China Cablecom Board of Directors Grants Authorization to Transfer Funds

Press Release
Source: China Cablecom Holdings, Ltd.
On Monday July 20, 2009, 12:15 pm EDT

SHANGHAI, July 20 /PRNewswire-FirstCall/ -- China Cablecom Holdings, Ltd. ("China Cablecom" or the "Company") (Nasdaq: CABL - News; Nasdaq: CABLW - News; Nasdaq: CABLU - News), announced that the Company has approved an internal transfer of funds in the amount of RMB 65 million from Heze Cablecom Network Technology Company Ltd., a subsidiary of China Cablecom, to an account maintained by Jinan Youxiantong Network Technology Co., Ltd. and controlled by China Cablecom's management team.

In May 2009, the Company announced that the funds had been segregated into a separate account on behalf of the holders of the promissory notes, and is now being transferred at the request of its joint venture partner in Hubei province as part of China Cablecom's negotiations regarding the Hubei operations. These discussions involve the restructuring of the Company's debt and assets and obligations of its joint venture partners with Hubei Chutian Broadcasting and Television Network Company.

"The transfer of funds into our Hubei joint venture account moves us one step closer to our goal of restructuring China Cablecom as we continue on-going negotiations with our Hubei SOEs," states China Cablecom's Chief Executive Officer, Pu Yue. "This progress will allow us to continue our focus on growing our Hubei cable assets."

About China Cablecom

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. In June 2008, China Cablecom consummated an agreement to acquire a 60 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.4 million paying subscribers. China Cablecom's strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to numerous risks, uncertainties and assumptions, Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity.. The forward-looking statements herein speak only as of the date stated herein and might not occur or the actual results may differ materially in light of these risks, uncertainties, and assumptions. The Company undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors, as well as the additional risk factors outlined in the filings that the Company makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

    CONTACT:
    China Cablecom Holdings, Ltd.
    Debra Chen
    Phone: 917.499.8129
    Email: debra@chinacablecom.net